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                           NEW COLONY INVESTMENT TRUST


March 3, 2003



VIA EDGAR TRANSMISSION
AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W., Mail Stop 3-9
Washington, D.C.  20549
Attn:    Randolph S. Koch
         Financial Analyst

                           New Colony Investment Trust
                       Registration Statement on Form N-2
                   Securities Act Registration No.: 333-88202
               Investment Company Act Registration No.: 811-21092
                         (the "Registration Statement")

Dear Mr. Koch:

     Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, New Colony Investment Trust ("New Colony") hereby requests withdrawal of the above-referenced Registration Statement. The Registration Statement was originally filed on May 14, 2002, and was most recently amended on February 28, 2003.

     Given current unfavorable market conditions, New Colony has determined at this time not to pursue the initial public offering contemplated by the Registration Statement. None of New Colony's securities were sold in connection with the offering.

     If you have any questions regarding this request for withdrawal, please contact Julian Fletcher of Shearman & Sterling at (416) 360-5133.

                              Very truly yours,
                              NEW COLONY INVESTMENT TRUST

                              /s/ John Driscoll


                              John Driscoll
                              President


cc:      Paul Rivett
                  Shearman & Sterling